UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pioneer Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

723561 106
(CUSIP Number)

Benjamin Azoff, Esq.
Luse Gorman, PC
5335 Wisconsin Avenue, N.W.
Suite 780
Washington, D.C.  20015
(202) 274-2000
(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

July 17, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

(Continued on following pages)
Page 1 of 6 Pages

CUSIP NO. 723561 106	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pioneer Bancorp, MHC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANTTO ITEMS 2(D) OR 2(e) [ ] Not Applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 14,287,723
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER -0-
9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 14,287,723
10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER -0-

CUSIP NO. 723561 106	13D	Page 3 of 6 Pages

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,287,723
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14.	TYPE OF REPORTING PERSON HC

Item 1.  Security and Issuer

The securities as to which this Schedule 13D (“Schedule”) relates are shares of common stock, $0.01 par value per share (“Common Stock”), of Pioneer Bancorp, Inc., a Maryland corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 652 Albany Shaker Road, Albany, New York 12211.

Item 2.  Identity and Background

This Schedule is filed on behalf of Pioneer Bancorp, MHC, a New York mutual holding company (the “Company”).  The Company’s principal business is the ownership of the majority of the Issuer’s shares of Common Stock.  The business address of the Company is 652 Albany Shaker Road, Albany, New York 12211.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and trustee of the Company (“Insiders”):

Trustees and Executive Officers

Name	Occupation
Thomas L. Amell	Trustee, President and Chief Executive Officer of the Company
Eileen C. Bagnoli	Trustee; retired
Donald E. Fane	Trustee; President of Callanan Industries, Inc.
Dr. James K. Reed	Trustee; President and Chief Executive Officer of St. Peter’s Health Partners
Edward Reinfurt	Trustee; retired
Madeline Taylor	Chairman of the Board; consultant to the Association Management Division of Capital Hill Management Services
Joseph A. Fleming	Executive Vice President and Chief Lending Officer of Pioneer Bank
Susan M. Hollister	Executive Vice President and Chief Human Resources Officer of Pioneer Bank
Patrick J. Hughes	Executive Vice President and Chief Financial Officer
Laura A. Mazzara	Executive Vice President and Chief Risk Officer of Pioneer Bank
Jesse Tomczak	Executive Vice President and Chief Customer Experience Officer of Pioneer Bank
Frank C. Sarratori	Trustee; Executive Vice President and Chief Administrative Officer, General Counsel and Corporate Secretary

CUSIP NO. 723561 106	13D	Page 4 of 6 Pages

(d)	During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

The Issuer was formed in March 2019 for the purpose of becoming the holding company for Pioneer Bank (the “Bank”) and the Company was formed in June 2019 for the purpose of becoming the mutual holding company parent of the Issuer and the Bank. On July 17, 2019, pursuant to the Plan of Mutual Holding Company Reorganization and Minority Stock Issuance (the “Plan”), 14,287,723 shares of Common Stock of the Issuer were issued to the Company, 11,170,402 shares of Common Stock of the Issuer were sold for $10.00 per share to depositors of the Bank (the “Stock Offering”) and 519,554 shares of Common Stock were issued to Pioneer Bank Charitable Foundation.

Item 4.  Purpose of Transaction

The primary purpose of the Issuer’s Stock Offering was to increase the Bank’s capital and give the Bank and the Issuer greater flexibility to structure and finance the expansion of operations.  Because the Issuer only issued a minority of its common stock for sale in the Stock Offering, the Bank’s mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

While the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders other than as disclosed in the Issuer’s Prospectus, dated May 14, 2019, currently have any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP NO. 723561 106	13D	Page 5 of 6 Pages

In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer’s common stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer’s Common Stock.  Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer

a. As of July 17, 2019, the Company directly and beneficially owned 14,287,723 shares of the Issuer’s Common Stock, which represented 55.0% of the issued and outstanding shares of Common Stock on such date.

b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

c. Other than the issuance to the Company of the shares of Issuer’s Common Stock as of July 17, 2019, the Company has not effected any transaction in the Issuer’s Common Stock within the past 60 days.

d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule.

e. Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

None.

CUSIP NO. 723561 106	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Pioneer Bancorp, MHC

Date: July 18, 2019	By:	/s/ Thomas L. Amell
Thomas L. Amell
President and Chief Executive Officer